EXHIBIT 99.1

Caledonia Mining Corporation Plc Results of Annual General Meeting

ST HELIER, Jersey, May 06, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 70, representing 50.95% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(g), which were duly passed by a show of hands, to reappoint the seven nominees proposed by management for election as directors:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	3,629,255	98.19%	66,755	1.81%	14,697
Steve Curtis	3,663,157	99.07%	34,533	0.93%	13,017
Mark Learmonth	3,659,287	99.00%	36,783	1.00%	14,637
John Kelly	3,654,924	98.82%	43,666	1.18%	12,117
Johan Holtzhausen	3,624,979	98.01%	73,553	1.99%	12,175
John McGloin	3,644,982	98.55%	53,508	1.45%	12,217
Nick Clarke	3,666,219	99.20%	29,591	0.80%	14,897

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to fix its remuneration; and
  Messrs. Holtzhausen, Kelly and McGloin were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated 30 March 2020 which are available on the Company's website at www.caledoniamining.com.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538